Exhibit 99.1

Constellium Reports Fourth Quarter and Full Year 2020 Results

Paris, February 25, 2021 – Constellium SE (NYSE: CSTM) today reported results for the fourth quarter and full year ended December 31, 2020.

Fourth quarter 2020 highlights:

•	Shipments of 374 thousand metric tons, up 2% compared to Q4 2019

•	Revenue of €1.2 billion, down 9% compared to Q4 2019

•	Net income of €26 million compared to net income of €22 million in Q4 2019

•	Adjusted EBITDA of €111 million, down 8% compared to Q4 2019

•	Cash from Operations of €71 million and Free Cash Flow of €28 million

Full year 2020 highlights:

•	Shipments of 1.4 million metric tons, down 10% compared to 2019

•	Revenue of €4.9 billion, down 17% compared to 2019

•	Net loss of €17 million compared to net income of €64 million in 2019

•	Adjusted EBITDA of €465 million, down 17% compared to 2019

•	Cash from Operations of €334 million and Free Cash Flow of €157 million

•	Net debt / LTM Adjusted EBITDA of 4.3 at December 31, 2020

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered resilient results in 2020 despite the significant challenges presented by the COVID-19 pandemic. We reacted quickly to the crisis, demonstrating strong cost control while retaining the ability to meet demand from recovering markets. Our Packaging & Rolled Products segment delivered record Adjusted EBITDA with strong operational performance at all plants. Automotive Structures & Industry turned the corner after the operational challenges of 2019 and is on track to return to historical profitability levels. While weaker aerospace demand challenged our Aerospace & Transportation business, the team delivered impressive cost reductions and remains ready for a potentially strong rebound after the current destocking period has run its course. Importantly, we delivered on our commitment to consistent Free Cash Flow generation with €157 million in 2020.”

“We are seeing a sharp increase in the focus on sustainability and the related mega-trends, namely lightweighting in transportation, the electrification of the automotive fleet, and customer preference for infinitely recyclable aluminium cans. Constellium is well-positioned to be a significant beneficiary of each of these trends. Constellium recently demonstrated its commitment to sustainability by issuing a bond linked to our sustainability targets. We are proud to be a pioneer with this first sustainability-linked note issuance in the metals sector.”

Mr. Germain concluded, “I firmly believe that Constellium is a stronger company after the aggressive actions taken in response to the COVID-19 crisis. Looking forward to 2021, our top priority remains the health and safety of our employees. I am optimistic about Constellium’s prospects in 2021 despite continued macroeconomic uncertainty. While this uncertainty leaves us unable to provide Adjusted EBITDA guidance beyond the first quarter, we remain firmly committed to consistent Free Cash Flow generation and expect it to be over €100 million in 2021.”

•	Group Summary

	Q4 2020	Q4 2019	Var.	FY 2020	FY 2019	Var.
Shipments (k metric tons)	374	368	2%	1,431	1,589	(10)%
Revenue (€ millions)	1,243	1,372	(9)%	4,883	5,907	(17)%
Net income / (loss) (€ millions)	26	22	n.m.	(17)	64	n.m.
Adjusted EBITDA (€ millions)	111	121	(8)%	465	562	(17)%
Adjusted EBITDA per metric ton (€)	296	329	(10)%	325	354	(8)%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the fourth quarter of 2020, shipments of 374 thousand metric tons increased 2% compared to the fourth quarter of last year due to higher shipments in the Packaging & Rolled Products and Automotive Structures & Industry segments, partially offset by lower shipments in the Aerospace & Transportation segment. Revenue of €1.2 billion decreased 9% compared to the fourth quarter of last year primarily due to weaker price and mix and lower aerospace shipments. Net income of €26 million increased compared to net income of €22 million in the fourth quarter of 2019. Adjusted EBITDA of €111 million decreased 8% compared to the fourth quarter of last year due to weaker results in the Aerospace & Transportation segment, partially offset by improved results in the Packaging & Automotive Rolled Products segment.

For the full year of 2020, shipments of 1.4 million metric tons decreased 10% compared to last year on lower shipments across each of our segments. Revenue of €4.9 billion decreased 17% compared to last year primarily due to lower shipments as a result of the COVID-19 crisis and lower metal prices. Net loss of €17 million in 2020 compares to a net income of €64 million in 2019. Adjusted EBITDA of €465 million decreased 17% compared to last year on weaker results in the Aerospace & Transportation and Automotive Structures & Industry segments, partially offset by improved results in the Packaging and Automotive Rolled Products segment.

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q4 2020	Q4 2019	Var.	FY 2020	FY 2019	Var.
Shipments (k metric tons)	271	255	7%	1,019	1,097	(7)%
Revenue (€ millions)	745	711	5%	2,734	3,149	(13)%
Adjusted EBITDA (€ millions)	82	63	31%	291	273	7%
Adjusted EBITDA per metric ton (€)	302	245	23%	286	249	15%

For the fourth quarter of 2020, Adjusted EBITDA increased 31% compared to the fourth quarter of 2019 primarily due to higher shipments and improved price and mix, partially offset by unfavorable metal costs and inefficiencies related to the strike in Muscle Shoals, which was resolved in January 2021. Shipments of 271 thousand metric tons increased 7% compared to the fourth quarter of last year on higher shipments of Packaging rolled products and Automotive rolled products. Revenue of €745 million increased 5% compared to the fourth quarter of 2019 primarily due to higher shipments.

For the full year of 2020, Adjusted EBITDA of €291 million increased 7% compared to last year primarily due to strong cost control and improved price and mix, partially offset by lower shipments. Shipments of 1.0 million metric tons decreased 7% compared to last year on lower shipments of Packaging, Automotive, and Specialty rolled products as a result of the COVID-19 crisis. Revenue of €2.7 billion decreased 13% compared to last year primarily due to lower shipments and lower metal prices.

•	Aerospace & Transportation (A&T)

	Q4 2020	Q4 2019	Var.	FY 2020	FY 2019	Var.
Shipments (k metric tons)	43	56	(23)%	183	242	(24)%
Revenue (€ millions)	214	350	(39)%	1,025	1,462	(30)%
Adjusted EBITDA (€ millions)	13	45	(72)%	106	204	(48)%
Adjusted EBITDA per metric ton (€)	296	807	(63)%	580	843	(31)%

For the fourth quarter of 2020, Adjusted EBITDA decreased 72% compared to the fourth quarter of 2019 primarily due to lower shipments related to challenging market conditions resulting from the COVID-19 pandemic and weaker price and mix, partially offset by strong cost control. Shipments of 43 thousand metric tons decreased 23% compared to last year as lower Aerospace rolled product shipments were partially offset by higher Transportation, Industry and Defense rolled product shipments. Revenue of €214 million decreased 39% compared to last year on lower shipments and weaker price and mix.

For the full year of 2020, Adjusted EBITDA of €106 million decreased 48% compared to last year primarily due to lower shipments, partially offset by strong cost control. Shipments of 183 thousand metric tons decreased 24% compared to last year due to lower shipments of Aerospace rolled products and Transportation, Industry, and Defense rolled products as a result of the COVID-19 pandemic. Revenue of €1.0 billion decreased 30% compared to last year primarily due to lower shipments and lower metal prices.

•	Automotive Structures & Industry (AS&I)

	Q4 2020	Q4 2019	Var.	FY 2020	FY 2019	Var.
Shipments (k metric tons)	60	57	4%	229	250	(9)%
Revenue (€ millions)	299	324	(8)%	1,167	1,351	(14)%
Adjusted EBITDA (€ millions)	22	21	2%	88	106	(18)%
Adjusted EBITDA per metric ton (€)	360	369	(2)%	382	423	(10)%

For the fourth quarter of 2020, Adjusted EBITDA increased 2% compared to the fourth quarter of 2019 primarily due to strong cost control. Shipments of 60 thousand metric tons increased 4% compared to the fourth quarter of last year on higher Other extruded product shipments. Revenue of €299 million decreased 8% compared to the fourth quarter of 2019 primarily due to weaker price and mix.

For the full year of 2020, Adjusted EBITDA of €88 million decreased 18% compared to last year primarily due to lower shipments, partially offset by strong cost control. Shipments of 229 thousand metric tons decreased 9% compared to last year on lower shipments of Automotive extruded products and Other extruded products as a result of the COVID-19 crisis. Revenue of €1.2 billion decreased 14% compared to last year primarily due to lower shipments and lower metal prices.

•	Net Income

For the fourth quarter of 2020, net income of €26 million compares to a net income of €22 million in the fourth quarter of last year. The change in net income is primarily related to lower selling and administrative expenses and a favorable change in gains and losses on derivatives related to our commodity hedging positions, partially offset by impairment charges relating to certain of our smaller plants in the A&T and AS&I segments.

For the full year of 2020, net loss of €17 million compares to a net income of €64 million in the prior year. The change in net income is primarily related to lower gross profit and impairment charges relating to certain of our smaller plants in the A&T and AS&I segments, partially offset by a change in income taxes, reduced selling and administrative expenses, and lower finance costs.

•	Cash Flow

Free Cash Flow was €157 million for the full year of 2020 compared to €175 million in the prior year. The change was primarily due to weaker Adjusted EBITDA and less of a benefit from working capital, partially offset by lower capital expenditures, cash interest, and cash income taxes.

Cash flows from operating activities were €334 million for the full year of 2020 compared to cash flows from operating activities of €447 million in the prior year. Constellium decreased factored receivables by €65 million for the full year of 2020 compared to an increase of €17 million in the prior year.

Cash flows used in investing activities were €176 million for the full year of 2020 compared to cash flows used in investing activities of €353 million in the prior year. The full year of 2019 included a net €83 million outflow related to the acquisition of our partner’s 49% interest in the Bowling Green joint venture.

Cash flows from financing activities were €101 million for the full year of 2020 compared to cash flows used in financing activities of €76 million in the prior year. In the full year of 2020, Constellium raised $325 million of 5.625% Senior Notes due 2028, using a portion of the proceeds to redeem the remaining balance of the 4.625% Senior Notes due 2021. In addition, Constellium entered into a €180 million loan guaranteed in part by the French State and a CHF 20 million facility guaranteed in part by the Swiss Government. The full year of 2019 included the €100 million partial redemption of the 4.625% Senior Notes due 2021 and a €54 million lease redemption associated with the acquisition of Bowling Green.

•	Liquidity and Net Debt

Liquidity at December 31, 2020 was €981 million, comprised of €439 million of cash and cash equivalents and €542 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,994 million at December 31, 2020 compared to €2,183 million at December 31, 2019.

•	Outlook

Based on our current outlook, we expect Adjusted EBITDA in a range of €110 million to €115 million in the first quarter of 2021.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

•	Other Recent Developments

In the first quarter of 2021, we completed a $500 million offering of 3.75% Senior Sustainability-Linked Notes due 2029 and expect to complete the redemption of the 6.625% Senior Notes due 2025. These transactions will reduce our interest cost and extend our debt maturity profile.

On January 11, 2021, members of the United Steelworkers Local 200 approved a new, multi-year labor agreement with Constellium Muscle Shoals LLC relating to its Muscle Shoals, Alabama plant.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.9 billion of revenue in 2020.

Constellium’s earnings materials for the fourth quarter and full year ended December 31, 2020, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(in millions of Euros)	Three months ended December 31, 2020	Three months ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2019
Revenue	1,243	1,372	4,883	5,907
Cost of sales	(1,109)	(1,241)	(4,393)	(5,305)

Gross profit	134	131	490	602

Selling and administrative expenses	(59)	(72)	(237)	(276)
Research and development expenses	(10)	(12)	(39)	(48)
Other gains and losses—net	(9)	8	(89)	(23)

Income from operations	56	55	125	255

Finance costs—net	(35)	(40)	(159)	(175)
Share of (loss) / income of joint-ventures	—	(3)	—	2

Income / (loss) before income tax	21	12	(34)	82

Income tax benefit / (expense)	5	10	17	(18)

Net income / (loss)	26	22	(17)	64

Net income / (loss) attributable to:
Equity holders of Constellium	24	20	(21)	59
Non-controlling interests	2	2	4	5

Net income / (loss)	26	22	(17)	64

Earnings per share attributable to the equity holders of Constellium, in euros per share
Basic	0.18	0.14	(0.15)	0.43
Diluted	0.17	0.14	(0.15)	0.41
Weighted average shares, in thousands
Basic	139,963	137,593	138,740	136,857
Diluted	145,142	142,646	138,740	142,646

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

(in millions of Euros)	Three months ended December 31, 2020	Three months ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2019
Net income / (loss)	26	22	(17)	64

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	33	49	(20)	(61)
Income tax on remeasurement on post-employment benefit obligations	(7)	(10)	5	13
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	14	7	26	(8)
Net investment hedges	—	—	—	4
Income tax on hedges	(3)	(3)	(7)	2
Currency translation differences	(8)	(3)	(18)	1

Other comprehensive income / (loss)	29	40	(14)	(49)

Total comprehensive income / (loss)	55	62	(31)	15

Attributable to:
Equity holders of Constellium	54	60	(34)	10
Non-controlling interests	1	2	3	5

Total comprehensive income / (loss)	55	62	(31)	15

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At December 31, 2020	At December 31, 2019
Assets
Current assets
Cash and cash equivalents	439	184
Trade receivables and other	406	474
Inventories	582	670
Other financial assets	39	22

	1,466	1,350

Non-current assets
Property, plant and equipment	1,906	2,056
Goodwill	417	455
Intangible assets	61	70
Investments accounted for under the equity method	1	1
Deferred tax assets	193	185
Trade receivables and other	67	60
Other financial assets	18	7

	2,663	2,834

Total Assets	4,129	4,184

Liabilities
Current liabilities
Trade payables and other	905	999
Borrowings	92	201
Other financial liabilities	46	35
Income tax payable	20	14
Provisions	23	23

	1,086	1,272

Non-current liabilities
Trade payables and other	32	21
Borrowings	2,299	2,160
Other financial liabilities	41	23
Pension and other post-employment benefit obligations	664	670
Provisions	98	99
Deferred tax liabilities	10	24

	3,144	2,997

Total Liabilities	4,230	4,269

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(538)	(519)

Equity attributable to equity holders of Constellium	(115)	(96)
Non-controlling interests	14	11

Total Equity	(101)	(85)

Total Equity and Liabilities	4,129	4,184

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non -controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net (loss) / income	—	—	—	—	—	—	(21)	(21)	4	(17)
Other comprehensive (loss) / income	—	—	(15)	19	(17)	—	—	(13)	(1)	(14)

Total comprehensive (loss) / income	—	—	(15)	19	(17)	—	(21)	(34)	3	(31)

Share-based compensation	—	—	—	—	—	15	—	15	—	15
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At December 31, 2020	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity

At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)
Net income	—	—	—	—	—	—	59	59	5	64
Other comprehensive (loss) / income	—	—	(48)	(2)	1	—	—	(49)	—	(49)

Total comprehensive (loss) / income	—	—	(48)	(2)	1	—	59	10	5	15

Share-based compensation	—	—	—	—	—	16	—	16	—	16
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2019	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(in millions of Euros)	Three months ended December 31, 2020	Three months ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2019
Net income / (loss)	26	22	(17)	64
Adjustments
Depreciation and amortization	63	73	259	256
Impairment of assets	29	—	43	—
Pension and other post-employment benefits service costs	8	4	34	27
Finance costs - net	35	40	159	175
Income tax (benefit) / expense	(5)	(10)	(17)	18
Share of loss / (income) of joint-ventures	—	3	—	(2)
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	(16)	(21)	(18)	(33)
Losses on disposal	2	1	4	3
Other - net	3	7	19	16
Change in working capital
Inventories	13	(1)	63	57
Trade receivables	48	121	36	104
Trade payables	(58)	(106)	(38)	(31)
Other	(33)	14	(10)	9
Change in provisions	(2)	3	1	(2)
Pension and other post-employment benefits paid	(18)	(14)	(53)	(50)
Interest paid	(22)	(26)	(140)	(158)
Income tax (paid) / refunded	(2)	(3)	9	(6)

Net cash flows from operating activities	71	107	334	447

Purchases of property, plant and equipment	(44)	(91)	(182)	(271)
Property, plant and equipment grants received	1	—	5	—
Acquisition of subsidiaries net of cash acquired	—	—	—	(83)
Proceeds from disposals, net of cash	—	1	1	2
Other investing activities	—	2	—	(1)

Net cash flows used in investing activities	(43)	(88)	(176)	(353)

Proceeds from issuance of Senior Notes	—	—	290	—
Repayment of Senior Notes	—	—	(200)	(100)
Proceeds / (repayments) from U.S. revolving credit facilities	—	20	(129)	105
Proceeds from other borrowings	—	2	202	8
Repayments from other borrowings	(3)	(1)	(10)	(4)
Lease repayments	(10)	(7)	(35)	(86)
Payment of financing costs	—	—	(9)	—
Transactions with non-controlling interests	—	(2)	—	(4)
Other financing activities	(8)	2	(8)	5

Net cash flows (used in) / from financing activities	(21)	14	101	(76)

Net increase in cash and cash equivalents	7	33	259	18
Cash and cash equivalents - beginning of year	432	152	184	164
Effect of exchange rate changes on cash and cash equivalents	—	(1)	(4)	2

Cash and cash equivalents - end of year	439	184	439	184

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended December 31, 2020	Three months ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2019
P&ARP	82	63	291	273
A&T	13	45	106	204
AS&I	22	21	88	106
Holdings and Corporate	(6)	(8)	(20)	(21)

Total	111	121	465	562

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended December 31, 2020	Three months ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2019
Packaging rolled products	201	192	785	822
Automotive rolled products	62	56	207	234
Specialty and other thin-rolled products	8	7	27	41
Aerospace rolled products	14	31	78	120
Transportation, industry, defense and other rolled products	29	25	105	122
Automotive extruded products	31	31	108	123
Other extruded products	29	26	121	127

Total shipments	374	368	1,431	1,589

(in millions of Euros)
Packaging rolled products	517	497	1,960	2,173
Automotive rolled products	197	186	663	816
Specialty and other thin-rolled products	31	28	111	160
Aerospace rolled products	85	233	560	863
Transportation, industry, defense and other rolled products	129	117	465	599
Automotive extruded products	183	208	665	797
Other extruded products	116	116	502	554
Other and inter-segment eliminations	(15)	(13)	(43)	(55)

Total revenue	1,243	1,372	4,883	5,907

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended December 31, 2020	Three months ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2019
Net income / (loss)	26	22	(17)	64
Income tax (benefit) / expense	(5)	(10)	(17)	18

Income / (loss) before income tax	21	12	(34)	82
Finance costs—net	35	40	159	175
Share of loss / (income) of joint-ventures	—	3	—	(2)

Income from operations	56	55	125	255
Depreciation and amortization	63	73	259	256
Impairment of assets (A)	29	—	43	—
Restructuring costs (B)	—	2	13	4
Unrealized gains on derivatives	(17)	(20)	(16)	(33)
Unrealized exchange gains from the remeasurement of monetary assets and liabilities – net	—	—	(1)	—
(Gains) / losses on pension plans amendments	—	(2)	2	(1)
Share based compensation costs	4	4	15	16
Metal price lag (C)	(25)	6	8	46
Start-up and development costs (D)	—	3	5	11
Losses on disposals	2	1	4	3
Bowling Green one-time costs related to the acquisition (E)	—	(1)	—	5
Other (F)	(1)	—	8	—

Adjusted EBITDA	111	121	465	562

(A)

For the year ended December 31, 2020, an impairment charge of €43 million was recognized related to some A&T cash-generating units due to the downturn in the aerospace industry resulting from the COVID-19 pandemic and some AS&I cash-generating units as a result of the review of their long-term business perspectives.

(B)	For the year ended December 31, 2020, restructuring costs amounted to €13 million related to headcount reductions in Europe and in the U.S.
(C)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

(D)	Start-up and development costs, for the years ended December 31, 2020 and 2019, were related to new projects in our AS&I operating segment.
(E)	Bowling Green one-time costs related to the acquisition, for the year ended December 31, 2019, was the non-cash reversal of the inventory step-up.
(F)

Other, in the year ended December 31, 2020, includes €2 million of procurement penalties and termination fees incurred because of the Group’s inability to fulfill certain commitments due to the COVID-19 pandemic and a €6 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the COVID-19 pandemic effects.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

(in millions of Euros)	Three months ended December 31, 2020	Three months ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2019
Net cash flows from operating activities	71	107	334	447
Purchases of property, plant and equipment	(44)	(91)	(182)	(271)
Property, plant and equipment grants received	1	—	5	—
Other investing activities	—	2	—	(1)

Free Cash Flow	28	18	157	175

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At December 31, 2020	At December 31, 2019
Borrowings	2,391	2,361
Fair value of cross currency basis swaps, net of margin calls	42	6
Cash and cash equivalents	(439)	(184)
Cash pledged for issuance of guarantees	—	—

Net debt	1,994	2,183

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.